[SASM&F LETTERHEAD]

February 19, 2010

VIA FAX 202-772-9203

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Dear Ms. Duru:

On behalf of SkyTerra Communications, Inc. (“SkyTerra” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission raised in a telephone conversation at 3:30 p.m. on February 19, 2010 relating to the revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and to Amendment No. 5 to the Transaction Statement on Schedule 13E-3, in each case filed by the Company on February 16, 2010.

In our telephone conversation at 3:30 p.m. this afternoon you raised the question of whether financial statements as of and for the fiscal year ended December 31, 2009 are required for the above-referenced 13E-3 transaction statement. As you know, we deleted the election of directors as an agenda item for the stockholders meeting so that the provisions of Rule 14a-3(b)(1) are not applicable to this filing. Unlike Rule 14a-3(b)(1), which requires financial statements as of the “end of the two most recent fiscal years”, and unlike the rules and regulations under the Securities Act of 1933 that apply to registered securities offerings and require financial statements to be updated in accordance with Rule 3-12 of Regulation S-K, the financial statements required by Item 13 of Rule 13e-3 and its referral to Item 1010(a) of Regulation M-A require audited financial statement for the two fiscal years “required to be filed with the company’s most recent annual report under sections 13 and 15(d) of the Exchange Act.” The Company’s most recent annual report is for the fiscal year ended December 31, 2008, includes the required audited financial statements for the year ended December 31, 2008 and December 31, 2007 and is appended to the Revised Proxy Statement. As I indicated to you, the Company’s Form 10-K is due and will be filed by its due date of March 16, 2010 and will be incorporated by reference prior to the anticipated meeting date. Therefore, we are in compliance with the requirements of Rule 13e-3. Any other reading would imply that no Rule 13e-3 transaction statement could be disseminated in a dead-zone beginning January 1 of each year and ending when the most recently completed fiscal years financials are completed and filed.

If you have any further questions, please call me immediately. As you know, we would hope to resolve any remaining comment this afternoon.

Very truly yours,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

cc: Joseph M. Basile, Esq.